VIA EDGAR AND OVERNIGHT MAIL

May 29, 2008

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re. Piedmont Office Realty Trust, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 26, 2008

File No. 0-25739

Dear Mr. Gordon:

This letter is submitted in response to your letter dated May 15, 2008 regarding the comments of the Securities and Exchange Commission Staff (the “Staff”) related to the above-referenced filing.

In instances where management has determined that clarification would enhance reporting for Piedmont Office Realty Trust, Inc. (“Piedmont” or “the Company”), we have indicated that such modifications will be made in future filings. We welcome the opportunity to discuss this with you and are available to do so at (770) 325- 3700.

For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s letter and have repeated each comment prior to the response.

Properties, page 23

Comment:

1.	In subsequent filings, please include disclosure of a year to year comparison of the average rents for your properties. In addition, please disclose the prior period occupancy rate when disclosing current occupancy rates in this section.

Response:

In future filings we intend to incorporate a year to year comparison of the average rents for our properties and to additionally disclose the prior period occupancy rate when disclosing current occupancy rates in this section in our future periodic SEC filings under the Securities Exchange Act of 1934 within Item 102 Description of Property.

Notes to Consolidated Financial Statements

Note 3. Internalization Transaction, page F-15

Comment:

2.	Please clarify how you applied the guidance in EITF 04-1 in determining that the measurement of the amount to allocate and expense as the settlement of the in-place agreements with the advisor in connection with the business combination was zero. Your response should include how you determined the (a) component and the (b) component as described in the fourth paragraph of EITF 04-1.

Response:

EITF 04-1 requires the effective settlement of an executory contract in a business combination as a result of a pre-existing relationship be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. To the extent that a stated settlement amount is less than the off-market component of the contract, the difference should be included as part of the business combination.

We have considered EITF 04-1 in connection with the Internalization transaction as follows:

Section 4.2 of the Articles of Incorporation that were in place prior to the consummation of the Internalization Transaction and the amendment of the Articles of Incorporation in connection therewith required our Independent Directors to review the fees and expenses paid by the Company under the Asset Advisory, Property Management, and Acquisition Advisory Agreements (the “Agreements”) with the advisor at least annually to determine that the expenses incurred were reasonable in light of the investment performance of the Company, its Net Assets, its Net Income and the fees and expenses of other comparable unaffiliated REITs. Such information, including market comparables, was presented to the Independent Directors on an annual basis and the fees paid to the advisor under the Agreements which were acquired as part of the Internalization were consistently determined to be at market rates. As such, component (a) of the fourth paragraph of EITF 04-1 was determined to be zero. The Agreements contained subordinated disposition fees that would have been due to the advisor in the event of a listing on a national or over-the-counter exchange or in the event of an orderly liquidation of the portfolio. These settlement amounts were quantified at the time of the Internalization Transaction as approximately $12,000,000; consequently, component (b) was determined to be $12,000,000. Therefore, component (a) was determined to be the lesser of the two components. As a result, the effective settlement of the executory contracts acquired in the business combination was determined to be $0.

Exhibits 31.1 and 31.2

Comment:

3.

We note that the certifications are not in the proper form. For examples, other than in paragraph 1, the report should be referred to as this report, not this annual report; and parenthetical disclosure should not be omitted from paragraph 5. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, in future filings please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer [are] in [the] form currently set forth in Item 601(b)(31) of Regulation S-K.

Response:

We will compare the certifications to the form currently set forth in Item 601(b)(31) of Regulation S-K and ensure that they are in correct form in future filings.

In addition, pursuant to the Staff’s letter, the Company hereby acknowledges the following:

•	Piedmont is responsible for the adequacy and accuracy of the disclosures provided in the above-referenced filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
•	Piedmont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert E. Bowers

Robert E. Bowers

Principal Financial Officer

of Piedmont Office Realty Trust, Inc.

CC: Mr. Donald A. Miller, President, Principal Executive Officer and Director

Mr. William H. Demarest IV, Securities and Exchange Commission

Mr. Brent D. Wyper, Ernst & Young LLP

Mr. John J. Kelley, King & Spalding, LLP

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